SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 11, 2023

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Announcement of LM Ericsson Telephone Company, October 11, 2023 regarding “Ericsson announces changes to the Executive Team”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: October 11, 2023

PRESS RELEASE October 11, 2023

Ericsson announces changes to the Executive Team

•	Chris Houghton, currently Senior Vice President and Head of Market Area North East Asia, is appointed Chief Operating Officer.

•	Åsa Tamsons, currently Senior Vice President, Business Area Technologies & New Businesses, is appointed Head of Business Area Enterprise Wireless Solutions.

Ericsson (NASDAQ: ERIC) today announces the appointment of Chris Houghton to Chief Operating Officer (COO) and Åsa Tamsons to Head of Business Area Enterprise Wireless Solutions. Both Mr. Houghton and Ms. Tamsons will report to Börje Ekholm, President and CEO of Ericsson. These appointments underscore Ericsson’s commitment to accelerating its business transformation.

Chris Houghton, who is currently Senior Vice President, Market Area North East Asia, has been with Ericsson for 35 years and brings deep institutional knowledge across key markets and operational areas of the business. In the new role, Mr. Houghton will focus on cross group initiatives, including ongoing cost efficiency initiatives.

Åsa Tamsons, currently serving as Senior Vice President, Business Area Technologies & New Businesses (BTEB), is appointed Head of Business Area Enterprise Wireless Solutions. Ms. Tamsons brings a strong track-record in developing and growing new businesses. In her new role, Ms. Tamsons will focus on growing Enterprise Wireless Solutions but also to increase the pace towards breakeven.

On the new appointees, Börje Ekholm notes: “The Chief Operating Officer’s objective will be to strengthen and oversee the operational execution across the Group and to enhance alignment and co-ordination across operational areas. This will enable me to fully focus on the key strategic priorities of our business. I’m happy that Chris with his extensive international experience has accepted to take on this new role within Ericsson”.

Börje Ekholm continues: “BTEB’s role within Ericsson is to create and scale strategic growth businesses that deliver long term profit and positive impact on people and our planet. During Åsa’s tenure BTEB has reached profitability and Åsa has done a great job over the last five years. I’m now looking forward to having her head another very important business area within Ericsson and drive growth and profitability improvements.”

The appointments of Chris Houghton and Åsa Tamsons are effective as of November 1, 2023. As of then, Business Area Technologies & New Businesses, will report to the Chief Operating Officer.

Ericsson today also announces that George Mulhern, Senior Vice President and Head of Business Area Enterprise Wireless Solutions (BEWS), will become advisor to BEWS from November 1, 2023, and retire from Ericsson during 2024. Nunzio Mirtillo, Senior Vice President and Head of Market Area South East Asia, Oceania & India, will retire from Ericsson during 2024.

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PRESS RELEASE October 11, 2023

Mr. Ekholm comments: “Nunzio has been with Ericsson for 35 years and has contributed immensely to the success of the Company. His dedication and everlasting focus on growth has been an inspiration to me and many colleagues. I wish him all the best in his future endeavors.”

“We are the world’s foremost expert in wireless edge solutions and dedicated networks offerings to enterprises. George has contributed greatly to the process of integrating Cradlepoint into the Ericsson offering. I wish him all the best.”

Recruitment processes to appoint successors to Mr. Houghton as Head of Market Area North East Asia, and Mr. Mirtillo as Head of Market Area South East Asia, Oceania & India, have been initiated. Mr. Houghton remains in the role until the process has been concluded.

NOTES TO EDITORS:

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ABOUT ERICSSON: Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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